Exhibit 99.1

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR MARCH AT $0.22 PER SHARE

CALGARY, ALBERTA (March 17, 2014) - Baytex Energy Corp. (TSX, NYSE: BTE) reports that a cash dividend of $0.22 per common share in respect of March operations will be paid on April 15, 2014 to shareholders of record on March 31, 2014. The ex-dividend date is March 27, 2014. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.1984 per share assuming a foreign exchange rate of $0.9020 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $2.64 per share represents a dividend yield of approximately 6.1% based on the closing price of our common shares on the Toronto Stock Exchange on March 14, 2014 of $42.93.

Baytex has a Dividend Reinvestment Plan that provides a convenient and cost-effective method for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the Dividend Reinvestment Plan, please visit our website at www.baytexenergy.com or contact Valiant Trust Company at 1‑866-313-1872.

Baytex has been advised by the Depository Trust Company, the depository for most U.S. brokers, that it will not be accepting dividend reinvestment plan enrollments from their participants for plans offered by Canadian issuers after March 31, 2014. Individuals holding their shares through a U.S. broker who wish to remain in the Dividend Reinvestment Plan will need to become registered holders in order to continue in the Dividend Reinvestment Plan and should contact Valiant Trust Company at the number above.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.
For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com